UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42794

BTQ Technologies Corp.
(Exact Name of Registrant as Specified in Charter)

700 West Georgia Street, Suite 2500

Vancouver, British Columbia, V7Y 1B3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

99.1	Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2025
99.2	Management's Discussion & Analysis for the three and nine months ended September 30, 2025
99.3	Form 52-109F2 - Certification of interim filings (CEO)
99.4	Form 52-109F2 - Certification of interim filings (CFO)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

BTQ Technologies Corp.
(Registrant)

Date: November 14, 2025	By:	/s/ Lonny Wong
	Name:	Lonny Wong
	Title:	Chief Financial Officer